UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

Mark One

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File No.: 001-16577

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Flagstar Bank 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

5151 Corporate Drive
Troy, MI 48098

Note: All other schedules required by Section 2520.103-10 of The Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of
Flagstar Bank 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of Flagstar Bank 401(k) Plan (the “Plan”) as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years ended December 31, 2013 and 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the years ended December 31, 2013 and 2012, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H, line 4i-Schedule of Assets (Held at End of Year) as of December 31, 2013, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2013 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2013 financial statements taken as a whole.

/s/ Baker Tilly Virchow Krause, LLP
Southfield, Michigan

June 30, 2014

Flagstar Bank 401(k) Plan
Statements of Net Assets Available for Benefits

	December 31,
	2013	2012
Assets
Investments — at fair value
Flagstar Bancorp, Inc. common stock	$6,605,720	$6,438,530
Mutual funds	111,055,639	84,585,917
Money market funds	5,880,495	6,023,408
Common collective trust fund	956,074	1,038,686
Total investments — at fair value	124,497,928	98,086,541
Receivables
Notes receivable from participants	3,436,767	2,976,288
Company contributions	487,679	85,510
Participant contributions	2,163	30,374
Other	16	4,838
Total receivables	3,926,625	3,097,010
Net assets available for benefits reflecting all investments at fair value	128,424,553	101,183,551
Adjustment from fair value to contract value for interest in common collective trust fund relating to fully benefit — responsive investment contracts	(14,411)	(29,724)
Net assets available for benefits	$128,410,142	$101,153,827

The accompanying notes are an integral part of these statements.

Flagstar Bank 401(k) Plan
Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
	2013	2012
Income:
Net realized and unrealized appreciation in fair value of investments	$18,369,448	$13,289,698
Interest	1,610	1,083
Dividends	4,245,587	2,393,947
Total investment income	22,616,645	15,684,728
Interest income on notes receivable from participants	134,607	122,499
Contributions:
Participant	13,033,015	11,748,164
Company	2,743,513	2,253,460
Rollovers	1,358,042	1,115,728
Total contributions	17,134,570	15,117,352
Total additions	39,885,822	30,924,579
Deductions:
Participant benefits paid /deemed distributions	12,562,123	11,356,941
Administrative fees	67,384	67,691
Total deductions	12,629,507	11,424,632
Net increase in assets available for benefits	27,256,315	19,499,947
Net assets available for benefits:
Beginning of year	101,153,827	81,653,880
End of year	$128,410,142	$101,153,827

The accompanying notes are an integral part of these statements.

Flagstar Bank 401(k) Plan
Notes to Financial Statements
December 31, 2013 and 2012

Note 1 — Description of Plan

The following description of the Flagstar Bank 401(k) Plan (the "Plan") provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan available to all employees of Flagstar Bancorp, Inc. (the "Company") who have met the eligibility service requirements. The Plan includes a salary deferral feature under section 401(k) of the Internal Revenue Code ("IRC"). On July 1, 2013, the Plan was amended to update the contribution period for matching employer contributions to each plan year. Prior to July 1, 2013, the contribution period for matching employer contributions was quarterly. On February 1, 2012, the Plan was amended to remove the three months of service eligibility requirement for contributions to the Plan. Prior to February 1, 2012, an employee was eligible to participate in the Plan after three months of service. A participant is eligible to participate on the first day of each month and is age 21 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

Contributions

As defined in the plan document, eligible employees may contribute up to 60 percent of their eligible compensation to the Plan in 2013 and 2012, not to exceed the annual Internal Revenue Service ("IRS") dollar limitation of $17,500 for 2013 and $17,000 for 2012. Participants who are age 50 or over at the end of the calendar year, were also able to make additional contributions of up to $5,500 in both the years ending December 31, 2013 and 2012, the annual IRS dollar limit on "catch-up" contributions. Certain participants were also able to contribute amounts representing rollover contributions from other qualified defined benefit or defined contribution plans. The Plan includes a non-discretionary matching contribution in an amount equal to 50 percent of deferral contribution subject to a maximum of three percent of a participant's eligible compensation contributed to the Plan. The Company made $2,743,513 and $2,253,460 of non-discretionary matching contributions to the Plan in 2013 and 2012, respectively. The Company may also make discretionary contributions to the Plan. No discretionary contributions were made in 2013 and 2012. All contributions are invested in accordance with the participant’s directive.

Vesting

Participants are immediately vested in their voluntary contributions and related earnings. Vesting in the Company contributions and related earnings is based on a five-year graded vesting schedule. A participant is credited with 20 percent of the Company contributions each year they are employed by the Company until they become 100 percent vested in Company contributions after five years of credited service.

Participant accounts

Individual accounts are maintained for each of the Plan’s participants. Each participant’s account is credited with the participant’s contributions, the Company contributions made on the participant’s behalf and an allocation of Plan earnings based on the participant’s share of net earnings or losses of their respective elected investment options. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Notes receivable from participants

Notes receivable from participants ("loans") are permitted by the Plan. Participants may borrow a minimum of $1,000 up to the lesser of $50,000 or 50 percent of the participant’s vested account balance, reduced by the highest outstanding loan balance in the preceding 12 months. All loans must be repaid in level payments through after-tax payroll deductions over a five-year period, or up to 10 years for the purchase of a primary residence. The loans are collateralized by up to 50 percent of a participant’s vested account balance and bear interest at rates ranging from 4.25 percent to 9.25 percent, as determined by the plan administrator at the date of issuance of the loan. Payment of the loan is made in substantially level payments through payroll deductions. Payments of principal and interest are allocated to the investment funds elected for current contributions. A participant may continue to contribute to the Plan while he/she has an outstanding loan balance. Notes receivable from participants are recorded at unpaid principal balance plus accrued but unpaid interest. Upon default, termination of employment or death, loans must be repaid or rolled over within 60 days, or a taxable distribution will be declared. Other loan provisions may apply as defined by the plan document.

Investment options

Upon enrollment in the Plan, a participant may direct contributions in one percent increments in any of the available investment options. Participants may change their designation daily.

Payment of benefits

Upon termination of services, retirement, attainment of age 59-1/2, death or disability, the participant or his or her beneficiaries are entitled to receive a distribution or rollover to an IRA or other eligible plan a single lump sum amount equal to the vested amount of his or her account. A participant may also receive a distribution of his or her vested account balance in the case of financial hardship subject to the discretion of the Plan’s administrator.

Forfeitures

If a participant terminates employment, any non-vested portion of the participant’s account is forfeited. Forfeitures are applied to plan expenses and any amounts remaining are then used to reduce the contributions of the Company. Forfeited non-vested accounts totaled $171,587 and $22,883 at December 31, 2013 and 2012, respectively. In 2013, administrative expenses were reduced by $18,286 and employer contributions were reduced by $170,396 from forfeited non-vested accounts. In 2012, administrative expenses were reduced by $18,795 and employer contributions were reduced by $234,890 from forfeited non-vested accounts.

Administrative expenses

The Company pays a portion of the Plan’s administrative expenses. Participants pay the applicable fees associated with their loan distributions, withdrawals and investment transactions.

Plan termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to provisions of the IRC and ERISA. In the event of termination of the Plan, the assets of the Plan shall be distributed to all participants to the extent of the value of each participant’s account after adjustment for liquidation expenses, which were not paid by the Company. In the event of the Plan's termination, participants would become 100 percent vested in their Company contributions.

Note 2 — Summary of Accounting Policies

A summary of the significant accounting polices consistently applied in the preparation of the accompanying financial statements follows:

Basis of accounting

The accompanying financial statements have been prepared using the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment valuation and income recognition

Investments are stated at fair value using the methods described in Note 3. Fair value is defined as the exchange price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction (i.e., not a forced transaction, such as a liquidation or distressed sale) between market participants at the measurement date. Fair value is based on the assumptions market participants would use when pricing an asset or liability.

Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because the contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses. The Statements of Net Assets Available for Benefits present the fair value of investments and the adjustment from fair value to contract value for the Managed Income Portfolio at December 31, 2013 and 2012. The Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits are presented on a contract value basis.

Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses are reported based on the average cost of securities sold. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Fidelity Managed Income Portfolio

The Plan has an investment in the Managed Income Portfolio, a common trust fund of the Fidelity Group Trust for the Employee Benefit Plans (the "Managed Income Portfolio Fund"), which includes fully benefit-responsive investment contracts. The Plan’s investment advisory agreement with its third party investment manager specifies the type and percentage of underlying investments that are appropriate for the Managed Income Portfolio Fund. Investments include corporate bonds, security-backed contracts and common/collective trust funds, all of which are fully benefit-responsive. The investments are presented at fair value, along with the necessary amount to adjust the investments from fair value to contract value.

Participants may direct the withdrawal or transfer of all or a portion of their investment at contract value.  Contract value represents invested principal plus accrued interest thereon.  The contracts are nontransferable but provide for benefit responsive withdrawals and participant transfers to noncompeting options by Plan participants at contract value.

The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract ("GIC") issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

There are no reserves against contract value for credit risk of the contract issuer or otherwise.  The crediting interest rate is based on a formula agreed upon with the issuer. Such interest rates are reset monthly or quarterly according to each GIC.

Certain events may limit the ability of the Plan to transact at contract value with the issuer. Such events include:

•	Material amendments to plan documents or the Plan’s administration;

•	Changes to the participating Plan’s competing investment options, including the elimination of equity wash provisions;

•	Complete or partial termination of the plan, including merger with another plan;

•	The failure of the Plan to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA;

•	Bankruptcy of the plan sponsor or other plan sponsor event that causes a significant withdrawal from the Plan;

•	Any change in law, regulation, ruling, administrative or judicial position, or accounting requirement applicable to the Plan; and

•	The delivery of any communication to plan participants designed to influence a participant not to invest in the investment option.

At this time, the plan administrator does not believe that any of the events which could limit the Plan's ability to transact at contract value with participants are probable of occurring.

The following table sets forth the average yields earned by the Plan on its investment in the Managed Income Portfolio Fund.

	Years Ended December 31,
	2013	2012
Average yields
Based on actual earnings	1.02%	1.35%
Based on interest rate credited to participants	0.85%	1.22%

The fair value of the Plan’s investment in the Managed Income Portfolio Fund was $956,074 and $1,038,686 as December 31, 2013 and 2012, respectively. The contract value of the Plan’s investment in the Managed Income Portfolio Fund was $941,663 and $1,008,962 as of December 31, 2013 and 2012, respectively.

Payment of benefits

Benefits are recorded upon distribution.

Notes receivable from participants

Notes receivable from participants are valued at unpaid principal balance, plus any accrued but unpaid interest. Delinquent notes receivable from participants are recorded as distributions based on the terms of the plan document.

Recent accounting pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board ("FASB") or other standard setting bodies that are adopted by the Plan as of the specified effective date. Unless otherwise discussed, the impact of recently issued standards that are not yet effective will not have a material impact on the Plan's financial statements or the Notes thereto.
Reclassifications
Certain amounts previously reported have been reclassified to conform with current presentation.
Subsequent Events
Management has evaluated the impact of all subsequent events through June 30, 2014, the date the Plan’s financial statements were issued, and determined that all subsequent events have been appropriately recognized and disclosed in the accompanying financial statements.
Note 3 — Fair Value Accounting
The Plan's assets, which are recorded at fair value, are grouped into three levels based on the markets in which the assets are traded and the reliability of the assumptions used to determine fair value. An asset’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement (with Level 1 considered highest and Level 3 considered lowest). A brief description of each level follows:

•	Level 1 — Fair value is based upon quoted prices for identical instruments in active markets.

•
Level 2 — Fair value is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.

•
Level 3 — Fair value is generated from model-based techniques that use at least one significant assumption not observable in the market. These unobservable assumptions reflect estimates that market participants would use in pricing that asset or liability. Valuation techniques may include discounted cash flow models and similar techniques.

The following is a description of the valuation methodologies used by the Plan for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy. The Plan has no Level 3 investments as of December 31, 2013 and 2012.

Flagstar Bancorp, Inc. common stock. Valued at the closing price reported on the active market on which the security is traded and are therefore classified within the Level 1 valuation hierarchy.

Mutual funds. Valued at the net asset value of the shares held by the Plan at year end. The net asset value is based on the fair value of the underlying assets of the assets of the trust, minus its liabilities divided by the number of units outstanding and are therefore classified within the Level 1 valuation hierarchy.

Money market funds. Valued at cost which approximates the net asset value of the shares held by the Plan at year end and inputs that are derived principally from or corroborated by observable market data by correlation or other means. Mutual funds are traded in active markets at their net asset value per share and are classified within Level 2 of the valuation hierarchy.

Common collective trust fund. Valued as the sum of (a) the fair value of the investments in guaranteed investment contracts (traditional GICs) and security-backed investment contracts that are wrapped by an insurance company, bank or other financial institution as determined by that fund's trustee (synthetic GICs) and (b) the fair value of the fund's investments in externally managed collective investment funds as determined by those funds' trustees. Traditional GICs represent deposits which guarantee a stated interest rate for the term of the contracts. The fair value of the traditional GICs is determined based on the present value of the contract's expected cash flows, discounted by current market interest rates for like-duration and like-quality investments. The fair value of a synthetic GIC is determined based on the fair value of the securities underlying each GIC. The Plan reports the fair value of the common collective trust fund and measured consistent with the Level 2 methodology for traditional GICs.

The Plan had no transfers between levels of investments recorded at fair value during the years ended December 31, 2013 and 2012.

The following tables present the Plan’s investments carried at fair value as of December 31, 2013 and 2012, by valuation hierarchy (as described above).

			Investments at
December 31, 2013	Level 1	Level 2	Fair Value
Flagstar Bancorp, Inc. common stock	$6,605,720	$—	$6,605,720
Mutual funds:
Large Cap	42,863,628	—	42,863,628
Small Cap	6,680,309	—	6,680,309
Mid Cap	15,482,769	—	15,482,769
Blended	28,301,378	—	28,301,378
Fixed Income	7,958,612	—	7,958,612
International	8,961,998	—	8,961,998
Specialty	806,945	—	806,945
Money market funds	—	5,880,495	5,880,495
Common collective trust fund	—	956,074	956,074
Total assets at fair value	$117,661,359	$6,836,569	$124,497,928
December 31, 2012
Flagstar Bancorp, Inc. common stock	$6,438,530	$—	$6,438,530
Mutual funds:
Large Cap	30,729,861	—	30,729,861
Small Cap	4,089,262	—	4,089,262
Mid Cap	10,625,661	—	10,625,661
Blended	22,620,976	—	22,620,976
Fixed Income	8,905,304	—	8,905,304
International	6,985,967	—	6,985,967
Specialty	628,886	—	628,886
Money market funds	—	6,023,408	6,023,408
Common collective trust fund	—	1,038,686	1,038,686
Total assets at fair value	$91,024,447	$7,062,094	$98,086,541

Note 4 — Investments
The following tables present investments that represent 5 percent or more of the Plan’s net assets.

	Number of
December 31, 2013	Shares	Fair Value
Flagstar Bancorp, Inc. common stock	336,683	$6,605,720
Mutual funds:
Fidelity Growth Company Fund	128,045	$15,350,029
Fidelity Dividend Growth Fund	244,424	8,650,163
Fidelity Diversified International Fund	224,758	8,295,823
Fidelity Mid-Cap Stock	242,435	9,578,609
Spartan 500 Index Advantage Class	102,579	6,717,885
December 31, 2012
Fidelity Retirement Government Money Market Fund	5,545,420	$5,545,420
Flagstar Bancorp, Inc. common stock	331,883	6,438,530
Mutual funds:
Fidelity Growth Company Fund	116,142	$10,845,360
Fidelity Dividend Growth Fund	245,098	7,328,444
Fidelity Diversified International Fund	222,306	6,655,852
Fidelity Mid-Cap Stock	244,903	7,195,239

During the years ended December 31, 2013 and 2012, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in fair value as determined by quoted market prices as follows.

	Years Ended December 31,
Net realized and unrealized appreciation (depreciation), in fair value of investments	2013	2012
Flagstar Bancorp, Inc. common stock	$74,585	$4,675,250
Mutual funds	18,294,863	8,614,448
Total	$18,369,448	$13,289,698
Note 5 — Parties-In-Interest
Certain plan investments are shares of mutual funds managed by Fidelity Management Trust Company. Fidelity Management Trust Company is the trustee as defined by the plan document and, therefore, those transactions qualify as party-in-interest transactions. Pursuant to the plan document, the Company may pay a portion of the administrative expenses of the Plan, at its discretion. Expenses paid to the trustee by the Company amounted to $18,286 and $18,795 for the years ended December 31, 2013 and 2012, respectively. In addition, the Plan trades in the common stock of the Company.
The Plan held 336,683 and 331,883 shares of Flagstar Bancorp, Inc. common stock as of December 31, 2013 and 2012, respectively. During 2013 and 2012, Flagstar Bancorp, Inc. did not declare or pay any common stock dividends.
Note 6 — Tax Status
The IRS has determined and informed the Company by a letter dated March 31, 2008, that the Plan and related trusts are designed in accordance with applicable sections of the IRC. The Plan was amended, subsequent to the application for favorable determination above, however, the plan administrator believes that the Plan is designed and is currently being operated in compliance with applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

U.S. GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013 and 2012, there were no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes the Plan is no longer subject to income tax examinations for returns filed for years prior to 2010.
Note 7 — Risks and Uncertainties
The Plan provides for various investment options in any combination of equity securities, bonds, fixed income securities and other investments with market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.
Note 8 — Amounts Owed to Participants Withdrawing from the Plan
The Plan had no liability to participants who had withdrawn from the Plan as of December 31, 2013 and 2012, respectively.
Note 9 — Litigation

Pending Settlement of 401(k) Litigation

In February 2010, the Company was named as a defendant in a putative class action filed in the U.S. District Court alleging that it violated its fiduciary duty pursuant to the ERISA to employees who participated in the Plan by continuing to offer Company stock as an investment option after investment in the stock allegedly ceased to be prudent. On January 25, 2013, the Company agreed to settle the case for $3.0 million.

Note 10 — Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of Statements of Net Assets Available for Benefits per the financial statements to the Form 5500.

	December 31,
	2013	2012
Net assets available for benefits per financial statements	$128,410,142	$101,153,827
Adjustment to fair value from contract value for investment relating to fully benefit-responsive investment contracts	14,411	29,724
Net assets available for benefits per Form 5500	$128,424,553	$101,183,551

The following is a reconciliation of the activity reported within the Statements of Changes in Net Assets Available for Benefits per the financial statements to the Form 5500.

	Years Ended December 31,
	2013	2012
Net increase in net assets available for benefits per financial statements	$27,256,315	$19,499,947
Change in adjustment to fair value from contract value for investment relating to fully benefit responsive investment contracts	(15,313)	53,842
Net income per Form 5500	$27,241,002	$19,553,789

Supplemental Schedule

Flagstar Bank 401(k) Plan
EIN #38-3150651 Plan #47689
Form 5500, Schedule H, Part IV, line 4(i) — Schedule of Assets (Held at End of Year)
December 31, 2013

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity date	(d) Cost		(e) Current value

Common Stock
*	Flagstar Bancorp, Inc	336,683 shares of Common Stock	*	*	$6,605,720

Mutual Funds
Large Cap
*	Fidelity	Fidelity Contra Fund	*	*	3,493,968
*	Fidelity	Fidelity Dividend Growth Fund	*	*	8,650,163
*	Fidelity	Fidelity Equity Income Fund	*	*	3,227,886
*	Fidelity	Fidelity Growth Company Fund	*	*	15,350,029
*	Fidelity	Fidelity Independence Fund	*	*	2,375,069
	Invesco	Invesco Cvan Kampen Growth & Income Class A	*	*	572,614
	Oakmark	Oakmark Select Class I	*	*	2,476,014
	Spartan	Spartan 500 Index Fund - Fidelity Advantage Class	*	*	6,717,885
		Total Large Cap			42,863,628
Small Cap
*	Fidelity	Fidelity Small Capital Discovery Fund	*	*	6,003,703
	Royce	Royce Opportunity Fund Service Class	*	*	244,942
	RS	RS Small - Capital Growth Class A	*	*	431,664
		Total Small Cap			6,680,309
Mid Cap
	Artisan	Artisan Mid Cap Value Class	*	*	1,207,517
*	Fidelity	Fidelity Low Priced Stock Fund	*	*	4,377,674
*	Fidelity	Fidelity Mid Capital Stock	*	*	9,578,609
	Morgan Stanley	Morgan Stanley Institutional Mid Capital Growth Fund Class A	*	*	318,969
		Total Mid Cap			15,482,769
Blended
*	Fidelity	Fidelity Freedom K 2000 Fund	*	*	461,975
*	Fidelity	Fidelity Freedom K 2005 Fund	*	*	30,273
*	Fidelity	Fidelity Freedom K 2010 Fund	*	*	1,172,900
*	Fidelity	Fidelity Freedom K 2015 Fund	*	*	1,135,590
*	Fidelity	Fidelity Freedom K 2020 Fund	*	*	4,932,400
*	Fidelity	Fidelity Freedom K 2025 Fund	*	*	3,199,329
*	Fidelity	Fidelity Freedom K 2030 Fund	*	*	5,152,073
*	Fidelity	Fidelity Freedom K 2035 Fund	*	*	4,002,615
*	Fidelity	Fidelity Freedom K 2040 Fund	*	*	3,759,728
*	Fidelity	Fidelity Freedom K 2045 Fund	*	*	1,621,790
*	Fidelity	Fidelity Freedom K 2050 Fund	*	*	1,104,447
*	Fidelity	Fidelity Freedom K 2055 Fund	*	*	222,541

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity date	(d) Cost		(e) Current value

*	Fidelity	Fidelity Freedom K Income Fund	*	*	588,144
	Oakmark	Oakmark Equity & Income Class I	*	*	917,573
		Total Blended			28,301,378
Fixed Income
*	Fidelity	Fidelity Capital & Income Fund	*	*	1,128,910
	PIMCO	Pimco Real Return Fund Administrative Class	*	*	581,427
	PIMCO	Pimco Total Return Fund Administrative Class	*	*	1,071,911
	Spartan	Spartan U.S. Bond Index Fund - Fidelity Advantage Class	*	*	3,980,432
	Templeton	Templeton Global Bond Class A	*	*	1,195,932
		Total Fixed Income			7,958,612
International
	American Beacon	American Beacon International Equity Investor Class	*	*	396,194
*	Fidelity	Fidelity Diversified International Fund	*	*	8,295,823
	Templeton	Templeton Foreign Smaller Cost Class A	*	*	269,981
		Total International			8,961,998
Specialty
*	Fidelity	Fidelity Real Estate Investment Portfolio	*	*	806,945
		Total Mutual Funds			111,055,639
Money Market Funds
*	Fidelity	Fidelity Retirement Government Money Market	*	*	5,428,472
*	Flagstar Bancorp, Inc	Interest-Bearing Cash	*	*	452,023
		Total Money Market Funds			5,880,495

Common Collective Trust Fund
*	Fidelity	Fidelity Managed Income Portfolio	*	*	956,074

		Total Investments — at fair value			124,497,928
Notes Receivable from Participants
*	Participants Loans	Interest rates ranging from 4.25% to 9.25% with various maturity dates	—		3,436,767

					$127,934,695

*    Party-in-interest to the Plan
**    Participant Directed

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FLAGSTAR BANK 401(k) PLAN

June 30, 2014                                     /s/ Cindy Myers
                Cindy Myers
Plan Administrator

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm